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13011015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pruco Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

751 Broad Street

(No. and Street)

Newark, NJ 07102-3777

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Weinreb 973-802-9918

(Area Code – Telephone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2013
05 REGISTRATIONS BRANCH

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2013
05 REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/8/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Weinreb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pruco Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Elena P Valente
Notary Public of NJ
My Commission Expires
August 1, 2017

Elena P. Valente 2/27/13

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Operations.
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Changes in Member's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
X	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pruco Securities, LLC
Statement of Financial Condition
December 31, 2012

pwc

Pruco Securities, LLC
Statement of Financial Condition
December 31, 2012

SEC. I.D. No. 8-16402
This report is deemed PUBLIC in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934.

Pruco Securities, LLC
Index
December 31, 2012

Page(s)

pwc

Independent Auditor's Report

To the Board of Managers and Member of
Pruco Securities, LLC

We have audited the accompanying financial statement of Pruco Securities, LLC (the "Company"), which comprises the statement of financial condition, as of December 31, 2012.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying financial statement referred to above presents fairly, in all material respects, the financial position of Pruco Securities, LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Pruco Securities, LLC
Statement of Financial Condition
December 31, 2012

(dollars in thousands)

Assets		
Cash and cash equivalents	$	5,693
Cash segregated under federal regulations		9,545
Receivables from brokers and dealers		3,976
Due from affiliates		9,036
Prepaid expenses and other assets		1,594
Federal income tax receivable from Parent		3,539
Total assets	$	33,383
Liabilities and Member's Equity		
Liabilities		
Due to affiliates	$	9,261
Accounts payable, accrued expenses and other liabilities		851
Payable to customers		8,912
Total liabilities		19,024
Commitments and contingent liabilities (Note 7)		
Member's equity		
Contributed capital		16,500
Accumulated deficit		(2,141)
Total member's equity		14,359
Total liabilities and member's equity	$	33,383

The accompanying notes are an integral part of this statement of financial condition.

(dollars in thousands)

1. Organization and Nature of Business

Pruco Securities, LLC (the "Company"), organized in 1971, with its principal offices in Newark, New Jersey, is a wholly-owned subsidiary of The Prudential Insurance Company of America ("PICA" or the "Parent"), a New Jersey corporation, which is a subsidiary of Prudential Financial, Inc. ("Prudential"), a New Jersey corporation. The Company acts as a general securities broker and offers to its customers various investment products including mutual funds, equity and fixed income securities, 529 education savings plans, variable life insurance and variable annuity contracts. The Company introduces and clears its non-insurance securities transactions and general securities trading activity on a fully disclosed basis through First Clearing, LLC ("First Clearing"). The Company is also registered with the SEC as an investment advisor and conducts such business under the name Prudential Financial Planning Services ("PFPS"). PFPS investment advisory representatives may offer managed money programs and/or provide financial planning services to clients.

As more fully described in Note 5, the Company has various agreements with Prudential companies relating to reimbursement of expenses, including services of officers, the use of telecommunications, office space, systems and equipment. The accompanying statement of financial condition may not be indicative of the financial condition of the Company if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

Basis Presentation

The audited statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP".)

The preparation of this statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the this statement of financial condition. The only significant estimate made by the Company relates to the following:

The Company has a remaining liability payable to customers of $8,912 at December 31, 2012 related to the ongoing remediation of a delay in the execution of certain client mutual fund transactions in prior years. The Company remitted $7,360 to certain of the affected clients in November 2012 through payment to First Clearing for further credit to the Company's introduced clients. The activity in the Company's payable to customers related to the correction of the execution of client mutual fund transactions during 2012 is as follows:

Payable to customers at December 31, 2011	$4,900
Increase in payable to customers during 2012	11,372
Payments to customers during 2012	(7,360)
Payable to customers at December 31, 2012	$8,912

The Company's cash and cash equivalents consist of shares of a money market mutual fund sponsored by a Prudential company and funds on deposit in a corporate account at a commercial bank. Money market mutual funds are stated at cost, which approximates market value. At times, cash on deposit in the commercial bank may be in excess of available Federal insurance coverage.

(dollars in thousands)

The Company also maintains a special reserve account at a commercial bank for the exclusive benefit of its customers. Cash of $9,545 has been segregated in the special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3.

3. Fair Value Assets and Liabilities

Fair Value Measurement—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available.

Level 2—Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability.

The Company did not have any assets or liabilities carried at fair value; however, it is required by US GAAP to disclose the fair value of certain financial instruments that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: cash and cash equivalents, receivables from broker and dealers, due from affiliates, prepaid expenses and other assets, federal income tax receivable from parent, due to affiliates, accounts payable, accrued expenses, and other liabilities, and payable to customers.

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value. However, as described below, the carrying amount equals or approximates fair value.

(dollars in thousands)

	Fair Value				Carrying Amount
	Level 1	**Level 2**	**Level 3**	**Total**	**Total**
Assets:					
Cash and cash equivalents	5,693	0	0	5,693	5,693
Tax receivable from parent	0	3,539	0	3,539	3,539
Other assets	0	24,151	0	24,151	24,151
Total Assets	$5,693	$27,690	$0	$33,383	$33,383
Liabilities					
Other liabilities	0	19,024	0	19,024	19,024
Total Liabilities	$0	$19,024	$0	$19,024	$19,024

4. Income Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, PICA. PICA is included in the consolidated federal income tax return of Prudential. Subsequent to the conversion to a limited liability company on January 1, 2004, the Company is generally not subject to state income taxes because the Company's single-member parent is an insurance company that generally pays state premium tax in lieu of state income tax.

Pursuant to the Prudential tax allocation agreement, Federal income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated Federal tax provisions. Deferred taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes.

The Company has deferred tax assets of $3,119 due to a temporary difference attributable to a provision relating to the customer liability described in Note 2 above, and the interval between the recording and satisfaction of the liability. The Company has a history of profitable operations and does not expect that any valuation allowance is required on this deferred tax asset.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized. No valuation allowances were recorded in 2012.

(dollars in thousands)

The Federal statute of limitations for the 2004 through 2006 tax years will expire in June 2013, unless extended. The Federal statute of limitations for the 2007 through 2008 tax years will expire in December 2013, unless extended. Tax years 2009 through 2011 are still open for IRS examination. For the consolidated U.S. Federal income tax years 2007 through 2012 the Company participated in the Internal Revenue Service's ("Service") Compliance Assurance Program (the "CAP"). Under CAP, the Service assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this new program will shorten the time period between Prudential's filing of its Federal income tax return and the Service's completion of its examination of the return.

5. Related Party Transactions

The Company has an arrangement with a Prudential company, Prudential Investment Management Services, LLC ("PIMS"), whereby the Company receives income from the sale of mutual fund products distributed by PIMS. The Company receives a concession generally ranging from .25% to 5.00% based on the specific mutual fund being sold. Trail and service commissions range from .1% to 1.00% based upon the average daily asset balance in the mutual funds.

The Company has arrangements with Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey and The Prudential Insurance Company of America ("Prudential companies") whereby the Company receives commission income from the sale of variable life insurance and variable annuity contracts issued by Prudential companies.

The Company receives various services from Prudential companies which include services of officers, the use of telecommunications, office space, systems and equipment, custodial services, programmer and analyst services and mail operation services.

At December 31, 2012, $3,976 of Receivables from brokers and dealers, $9,036 of Due from affiliates and $9,261 of Due to affiliates balances reported in the Statement of Financial Condition are primarily a result of the activities described above.

Cash and cash equivalents of $5,693 includes $5,692 which represents 5,692,285 shares of a Prudential money market mutual fund distributed by PIMS.

The Company received a capital contribution from PICA of $5,000 on March 27, 2012.

6. Concentrations of Credit Risk

As discussed in Note 1, the Company clears its securities transactions through First Clearing on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and First Clearing, First Clearing has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has recorded no liability with regard to the right. During 2012, the Company did not pay any amounts related to these guarantees. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(dollars in thousands)

7. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's statement of financial condition.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $7,371, which was $6,103 in excess of its required net capital of $1,268. The Company's ratio of aggregate indebtedness to net capital was 2.58 to 1.

The Company is exempt from Rule 15c3-3 since it does not hold customer funds or safekeep customer securities. The Company introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds while operating under the exemption provided by Section (k)(2)(ii) of Rule 15c3-3. As discussed in Note 2, the Company has recorded a liability payable to customers of $8,912 and has $9,545 on deposit in the special reserve bank account for the exclusive benefit of customers.

9. Subsequent Events

The Company has evaluated and determined that no events or transactions occurred after December 31, 2012 that would require recognition or disclosure in these financial statements.